

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

January 28, 2016

VIA E-MAIL
Mr. Kevin J. Keating
Treasurer
Steadfast Income REIT, Inc.
18100 Von Karman Avenue, Suite 500
Irving, California 92612

>   **Re: Steadfast Income REIT, Inc.**
>   **Form 10-K for the year ended December 31, 2014**
>   **Filed on March 19, 2015**
>   **File No. 000-54674**

Dear Mr. Keating:

    We completed our review of your Form 10-K filing on January 22, 2016. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Wilson K. Lee
>
>   Mr. Wilson K. Lee
>   Senior Accountant
>   Office of Real Estate and
>   Commodities